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                           June 9, 2020

       Kathryn M. JohnBull
       Chief Financial Officer
       DLH Holdings Corp.
       3565 Piedmont Road, NE
       Building 3, Suite 700
       Atlanta, Georgia 30305

                                                        Re: DLH Holdings Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 2, 2020
                                                            File No. 333-238882

       Dear Ms. JohnBull:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services